

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2011

Via E-mail
Steven J. Hislop
President and Chief Executive Officer
Chuy's Holdings, Inc.
1623 Toomey Road
Austin, TX 78704

> **Re:    Chuy's Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 17, 2011**
> **File No. 333-176097**

Dear Mr. Hislop:

We have reviewed your responses to the comments in our letter dated November 9, 2011 and have the following additional comments.  All page numbers below correspond to the marked version of your filing.

Employment Agreements, page 83

1.  We note from the discussion on page 83 that Mr. Howie's employment agreement entitles him to receive immediately prior to the offering an option to purchase 135,000 pre-split shares of the company's common stock.  Please tell us and revise MD&A to discuss the number and terms of any stock option grants that the company intends to make in connection with its offering.  Also, please tell us and revise MD&A to discuss the aggregate amount of compensation expense that the company expects to recognize in connection with these option grants along with the period over which such expense will be recognized.

Report of the Independent Registered Public Accounting Firm, page F-2

2.  Please revise to remove the restrictive legend that precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Form S-1 registration statement.  Also, please revise to indicate the report date for the disclosures included in Note 16 to the audited financial statements.

Financial Statements, page F-1

3.  Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

<u>Consolidated Statements of Income, page F-4</u>

4.  Please revise your statements of income to disclose pro forma earnings per share for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the conversion of your various categories of preferred shares into common shares in connection with your planned public offering.

5.  Please revise your statements of income for the latest fiscal year and subsequent interim period presented to disclose adjusted pro forma earnings per share giving effect to the number of shares whose proceeds would be required to fund the $19 million dividend payment and $2 million termination fee to be paid to the Sponsor in connection with the offering.

<u>Notes to Consolidated Financial Statements, page F-7</u>

<u>Stock-Based Compensation, page F-19</u>

6.  Please revise Note 11 to disclose the estimated fair value of your common shares at December 26, 2010 that was used in calculating the aggregate intrinsic value of outstanding and exercisable options at December 26, 2010.  Note 5 to your interim financial statements should be similarly revised.

<u>Chuy's Holdings Interim Financial Statements for the thirty-nine weeks ended September 25, 2011, page F-27</u>

<u>Consolidated Statement of Stockholders' Equity, page F-28</u>

7.  We note from your consolidated balance sheet as of September 30, 2011, that shares of common stock subject to a put option have been classified as temporary equity in your financial statements.  As temporary equity is considered a component of stockholder's equity, please revise your consolidated statement of equity to include changes in this component of stockholder's equity.

8.  Also, please tell us and revise Note 9 to disclose the number of shares that are subject to the put option and the specific terms under which these shares may be put to the company during the period from June 15, 2012 through August 12, 2012.  Also, please tell us and explain in Note 9 how you determined the fair value of the shares that are subject to the put option.  We may have further comment upon review of your response.

<u>Other</u>

9.  Please provide a currently dated consent of the independent registered accountant in any future amendments to your Form S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Steven J. Hislop
Chuy's Holdings, Inc.
November 21, 2011
Page 4

       You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

       Sincerely,

       /s/ Loan Lauren P. Nguyen

       Loan Lauren P. Nguyen
       Special Counsel

cc:    Via E-mail
       Charles T. Haag, Esq.
       Jones Day